UNITED STATES

 SECURITIES AND EXCHANGE COMMISSION

 Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13A - 16 OR 15D - 16 OF

THE SECURITIES EXCHANGE ACT OF 1934

05 May 2017

Commission File No. 001-32846

____________________________

 CRH public limited company

(Translation of registrant's name into English)

____________________________

Belgard Castle, Clondalkin,

Dublin 22, Ireland.

(Address of principal executive offices)

____________________________

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F X Form 40-F___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by

Regulation S-T Rule 101(b)(1):_________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by

Regulation S-T Rule 101(b)(7):________

5th May 2017

RE-ISSUE OF TREASURY SHARES

CRH plc announces that yesterday, 4th May 2017, it transferred to the Trustees of the CRH plc Employee Benefit Trust 27,917 Ordinary Shares in relation to satisfying vested awards made under the CRH 2014 Performance Share Plan at a price of €34.15 per Ordinary Share.

Following the above transactions, CRH plc holds 55,506 Ordinary Shares in Treasury.  The number of Ordinary Shares in issue (excluding Treasury Shares) is 835,805,601.

Contact
Neil Colgan
Company Secretary
Tel: 00 3531 6344340

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CRH public limited company

(Registrant)

Date 05 May 2017

 By:___/s/Neil Colgan___

N.Colgan

Company Secretary